Exhibit 12.2

CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

Three Months Ended March 31, 2006
Net income from continuing operations	$7,898
Add- Taxes based on income	2,963
Net income before income taxes	10,861

Add- fixed charges:
Interest on long term debt	12,591
Estimated interest cost within rental expense	64
Amortization of net debt premium, discount, and expenses	133
Subsidiary preferred stock dividends	491
Adjust preferred stock dividends to pre-tax basis	249
Total fixed charges	13,528
Less: Adjustment of preferred stock dividends to pre-tax basis	249

Earnings available for fixed charges	24,140

Ratio of earnings to fixed charges	1.78